SUB-ITEM 77I

Artio Global Investment Funds

Effective at the close of business on October 27, 2008, the Artio Global Investment Funds no longer accepted new or additional investments in Class R or Consultant Class shares of the Artio Global Investment Funds.

Effective October 31, 2008, Class R shares of the Artio Total Return Bond Fund were liquidated.

Effective October 31, 2008, Consultant Class shares of the Artio Total Return Bond Fund, Artio Global High Income Fund, Artio U.S. Smallcap Fund, Artio U.S. Microcap Fund, Artio U.S. Midcap Fund and Artio U.S. Multicap Fund were liquidated.